UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*
                         The Interlake Corporation
  ------------------------------------------------------------------------
                              (Name of Issuer)

                              Common Stock
 -------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 45870210
                         --------------------------
                               (CUSIP Number)

                     John W. Gildea, Managing Director
                       The Network Company II Limited
                    c/o Gildea Management Company, L.P.
                 d/b/a Gildea Carlson Investment Management
             90 Ferris Hill Road, New Canaan, Connecticut 06840

                              (203) 966 - 3401
     -----------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              April 28, 1995
                 ------------------------------------------
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 8 Pages




- --------------------

     *    This 13D is  restated for EDGAR purposes.   It was filed  in hard
          copy on May 2, 1995 as Amendment No. 2 for The Network Company II Limited.

                                SCHEDULE 13D

CUSIP No. 45870210                                        Page 2 of 8 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          THE NETWORK COMPANY II LIMITED

2    Check the Appropriate Box If a Member of a Group
                              a.   / /
                              b.   / /

3    SEC Use Only

4    Source of Funds

          00

5    Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)   / /

6    Citizenship or Place of Organization

          Jersey, Channel Islands, U.K.

               7    Sole Voting Power
  Number of
   Shares           1,374,300

Beneficially   8    Shared Voting Power
  Owned By
    Each            0

  Reporting    9    Sole Dispositive Power
   Person
    With            1,374,300

               10   Shared Dispositive Power

                    0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,374,300

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                             [X]

13   Percent of Class Represented By Amount in Row (11)

     6.2%

14   Type of Reporting Person

     CO

Item 1.   Security and Issuer.

          This Statement on Schedule 13D (the "Schedule 13D") relates to shares of the Common Stock, par value $1.00 per share (the "Shares"), of The Interlake Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 550 Warrenville Road, Lisle, Illinois 60532-4387.

Item 2.   Identity and Background.

          This Schedule 13D is filed on behalf of The Network Company II Limited, a Jersey, Channel Islands, corporation (the "Reporting Person"). The Reporting Person's principal business is the investment in securities and other financial instruments in the United States. The principal business address and the principal office address of the Reporting Person is LaMotte Chambers, LaMotte Street, St. Helier, Jersey, Channel Islands, U.K.

          The name, business address, citizenship and present principal occupation of each director and executive officer of the Reporting Person and of the controlling person thereof are set forth in Schedule I hereto.

          Neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the persons listed in Annex I hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The Reporting Person acquired 1,500,000 Shares as a result of the re-registration of such Shares in the name of the Reporting Person after the Reporting Person engaged in a share for share exchange with the stockholders of The Network Co Limited, which company originally acquired the Shares on June 11, 1992 for $6,000,000 obtained from working capital.

Item 4.   Purpose of the Transaction.

          The Shares beneficially owned by the Reporting Person were acquired for investment purposes. Except as otherwise indicated in this
Item 4, the Reporting Person has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to develop such plans or proposals.

          The Reporting Person intends to review on a continuing basis its investment in the Company. As of the date of this Schedule 13D, no determination has been made by the Reporting Person to acquire additional Shares or dispose of any Shares now held by it, although it reserves the right to decide to do either. Any such determination will depend on market conditions prevailing from time to time, and on other conditions which may be applicable depending on the nature of the transaction or transactions involved.

Item 5.   Interest in Securities of the Issuer.

          (a) The 1,374,300 Shares reported as beneficially owned by the Reporting Person as of the date hereof represent approximately 6.2% of the 22,026,695 Shares issued and outstanding based upon the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.













                             Page 3 of 8 Pages

          (b) The Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of its Shares. Mr. Gildea, as general partner of Gildea Management Company, L.P., a Delaware limited partnership also doing business as Gildea Carlson Investment Management ("GCIM"), may be deemed to exercise indirect power to dispose of, but not vote, the Shares held by the Reporting Person, by virtue of an Investment Management Agreement dated June 11, 1992 by and between GCIM, Abacus Asset Management Limited ("Abacus") and the Reporting Person (See Exhibit 1).

          (c) Except as set forth in this Schedule 13D, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any person named on Annex I hereto (including, but not limited to, John W. Gildea), owns any Shares, and none has purchased or sold any Shares during the past 60 days.

          (d) Other than as set forth in this Schedule 13D, no person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the process from the sale of, the Shares acquired by the Reporting Person.

          (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be filed as Exhibits.**

     1. Investment Management Agreement dated June 25, 1992 by and between Gildea Carlson Investment Management, Abacus Asset Management Limited and the Reporting Person.

     2.   Agreement of the Signatories to Amendment No. 1 to the Schedule
13D.
































- --------------------
     **   Not  included  herewith  pursuant  to  Rule  13d-2(c)  under  the
Securities and Exchange Act of 1934.

                             Page 4 of 8 Pages

                                 SIGNATURE
                                 ---------


     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  May 1, 1995



THE NETWORK COMPANY II LIMITED



By:  /s/ John W. Gildea
     --------------------------------------------------------
     John W. Gildea
     Managing Director/Director























































                             Page 5 of 8 Pages

                                     ANNEX I


Reporting Person:   The Network Company II Limited
     c/o Gildea Management Company, L.P.
     d/b/a Gildea Carlson Investment Management
     90 Ferris Hill Road
     New Canaan, Connecticut 06840

Executive Officers, Directors and Controlling Person:

Name  . . . . . . . . . .   John W. Gildea
Positions . . . . . . . .   Director and Managing Director
Principal Occupation
and Employment;
Business Address  . . . .   General Partner of Gildea Management Company, L.P.,
                            d/b/a Gildea Carlson Investment Management ("GCIM"),
                            advisor to The Network Company II Limited*; the
                            business address of each such entity and Mr. Gildea
                            is:  90 Ferris Hill Road, New Canaan, Connecticut
                            06840.
Citizenship . . . . . . .   U.S.A.

* By virtue of being the general partner of GCIM, which under its Investment Management Agreement with the Reporting Person may be deemed to exercise indirect power to dispose of, but not vote, the Reporting Person's holding of Shares, and as the Managing Director of the Reporting Person, Mr. Gildea may be deemed to be a controlling person of the Reporting Person.



Name  . . . . . . . . . .   Bjorn Carlson
Positions . . . . . . . .   Director and Chairman
Principal Occupation
and Employment;
Business Address  . . . .   President of Carlson Investment Management, an
                            investment management firm; business address:
                            S-10724, Stockholm, Sweden
                            Kungsbron 1
Citizenship . . . . . . .   Sweden



Name  . . . . . . . . . .   Peter Bailey
Position  . . . . . . . .   Director
Principal Occupation
and Employment;
Business Address  . . . .   Partner, Coopers & Lybrand, an accounting firm;
                            business address:
                            LaMotte Chambers, LaMotte Street, St.
                            Helier, Jersey, Channel Islands, U.K.
                            JE1 1BJ
Citizenship . . . . . . .   U.K.

























                             Page 6 of 8 Pages

Name  . . . . . . . . . .   Michael Horsburgh
Position  . . . . . . . .   Director
Principal Occupation
and Employment;
Business Address  . . . .   President, Horsburgh Investment Co.,
                            an investment management firm; business address:
                            675 Third Avenue, 22nd Floor
                            New York, New York, 10017
Citizenship . . . . . . .   U.S.



Name: . . . . . . . . . .   David Paul Boleat
Position  . . . . . . . .   Director
Principal Occupation
and Employment;
Business Address  . . . .   Partner, Coopers & Lybrand, an accounting firm;
                            business address:
                            LaMotte Chambers, LaMotte Street, St.
                            Helier, Jersey, Channel Islands, U.K.
                            JE1 1BJ
Citizenship . . . . . . .   U.K.






















































                             Page 7 of 8 Pages

                                    ANNEX II

                        DISPOSITIONS OF COMMON STOCK OF
           THE INTERLAKE CORPORATION BY THE NETWORK COMPANY II LIMITED
                             WITHIN THE PAST 60 DAYS

                            Number of             Price Per
  Date                         Shares                Share
- --------                    --------------        -------------

04/18/95                     40,000                 $2.50

04/20/95                     50,000                 $2.63

04/24/95                      2,000                 $2.88

04/25/95                     12,000                 $2.88

04/26/95                      6,400                 $2.88

04/27/95                      9,600                 $2.88

04/28/95                     55,000                 $2.88
























































                             Page 8 of 8 Pages